Focused on unmet needs in women’s reproductive health June 2021 Exhibit 99.2

Disclaimer Matters discussed in this presentation may constitute forward-looking statements. The forward-looking statements contained in this presentation reflect our views as of the date of this presentation about future events and are subject to risks, uncertainties, assumptions, and changes in circumstances that may cause our actual results, performance, or achievements to differ significantly from those expressed or implied in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, performance, or achievements. Some of the key factors that could cause actual results to differ from our expectations include our plans to develop and potentially commercialize our product candidates; our planned clinical trials and preclinical studies for our product candidates; the timing of and our ability to obtain and maintain regulatory approvals for our product candidates; the extent of clinical trials potentially required for our product candidates; the clinical utility and market acceptance of our product candidates; our plans and development of any new indications for our product candidates; our commercialization, marketing and manufacturing capabilities and strategy; our intellectual property position; and our ability to identify and in-license additional product candidates. For further information regarding these risks, uncertainties and other factors that could cause our actual results to differ from our expectations, you should read the risk factors set forth in our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 5, 2021, and our other filings we make with the Securities and Exchange Commission from time to time. We expressly disclaim any obligation to update or revise the information herein, including the forward-looking statements, except as required by law. Please also note that this presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities. This presentation concerns products that are under clinical investigation and which have not yet been approved for marketing by the US Food and Drug Administration. It is currently limited by federal law to investigational use, and no representation is made as to its safety or effectiveness for the purposes for which it is being investigated. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of such products. This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

About ObsEva ObsEva (NASDAQ: OBSV and SIX: OBSN) is a clinical-stage biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health.   Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids and preterm labor. Founded in 2012 Headquarters: Geneva, Switzerland Employees: 46 total EU and US Listings: NASDAQ (OBSV) and SIX (OBSN) Collaborations with Kissei, Yuyuan Bioscience, Merck Serono

Seasoned leadership team Brian O’Callaghan Chief Executive Officer Elizabeth Garner MD, MPH Chief Medical Officer David Renas Chief Financial Officer Fabien de Ladonchamps   Chief Administrative Officer Jean-Pierre Gotteland, PhD Chief Scientific Officer Clive Bertram Chief Commercial Officer

Board of Directors Ed Mathers Frank Verwiel, MD Chairperson Ernest Loumaye, MD, PhD Annette Clancy, BSc (Hons) Jacky Vonderscher, PhD Anne VanLent Catarina Edfjäll,  PhD Brian O’Callaghan

Pursuing promising large indications for serious conditions that compromise women's reproductive health and beyond, with the potential to extend into other indications including prostate cancer Yselty® has potential best in class efficacy, a favorable tolerability profile, and unique flexible dosing options Ebopiprant, the only known product in development for preterm labor, has positive Phase 2a data that support a Phase 2b dose ranging study Business model built on strong global partnerships and collaborations Seasoned leadership team with a track record for success Investor highlights 1 2 3 4 5

YSELTY® (LINZAGOLIX) EBOPIPRANT (OBE022) NOLASIBAN Product overview  Potential to delay preterm birth to improve newborn health and reduce medical costs Potential to relieve symptoms of heavy menstrual bleeding due to uterine fibroids and pain associated with endometriosis Potential to improve live birth rate following IVF & embryo transfer

Multiple development programs drive value

	Phase 1	Phase 2	Phase 3	Next Milestones
YSELTY® (LINZAGOLIX) Oral GnRH receptor antagonist	Uterine Fibroids – Ph3 PRIMROSE 2 (EU & US)			NDA submission (Q3:21) MAA for uterine fibroids expected recommendation (Q4:21)
	Uterine Fibroids – Ph3 PRIMROSE 1 (US)			
	Endometriosis – Ph3 EDELWEISS 3 (EU & US)			EDELWEISS 3: Completed enrollment with primary endpoint readout expected (Q4:21)
EBOPIPRANT Oral $PGF_{2\alpha}$ receptor antagonist	Preterm Labor – Ph2b (EU & Asia)			Initiation of Phase 2b dose ranging study (Q4:21)
NOLASIBAN Oral oxytocin receptor antagonist	IVF – Ph1/2 (China)			In development, partnership with Yuyuan BioScience Technology (PRC)

ObsEva | 8

DESIGNED to TREAT more women suffering from uterine fibroids Yselty®, our proposed trade name for linzagolix, is conditionally acceptable for the FDA. Linzagolix has not been approved by FDA for any indication for use. Linzagolix is an investigational drug.

Uterine fibroids

A significant unmet need translating into a multibillion market

$34B/yr
total US costs from direct costs, lost workdays and complications

9 million
women in the US affected by fibroids

70%+
of women have fibroids by age 50

Quality of Life
premenopausal women may experience heavy menstrual bleeding, anemia, bloating, infertility, pain and swelling

600,000
hysterectomies are performed annually in the US

300,000
are because of uterine fibroids

>4 million
women in the US are treated annually for fibroids



ObsEva

Cardozo et al., Am J Obstet Gynecol 2012; Stewart et al. NEJM, 2015; Flynn et al., Am J Obstet Gynecol 2006; Truven Health, Fibroid Foundation website; Epidemiology of women's health, Jones & Bartlett Learning, Ruby T. Senie, 2014

10

 GnRH antagonist mechanism of action 1.Yselty® binds competitively to pituitary gland GnRH receptors 2.Prevents receptor activation by endogenous GnRH 3. Rapid suppression of LH and FSH 4. Gonadotropin suppression leads to dose-dependent decrease in serum estradiol concentration Hypothalamus Anterior pituitary gland FSH, LH Estradiol Ovary GnRH Yselty® (linzagolix) Uterus

Promise of GnRH antagonists Outcomes Reduction in bleeding Minimal to no impact on BMD Symptoms/Safety Concerns BMD loss Hot flushes Disease Symptoms Heavy menstrual bleeding/anemia Abdominal/pelvic pain and pressure *ABT not required *ABT required for long term use (>6 months) *ABT: 1mg estradiol/0.5 mg norethisterone acetate No estradiol suppression Target estradiol Full estradiol suppression Women with symptoms of uterine fibroids Dose dependent reduction of estradiol (E2)

Bioavailability > 80% Half-life 14-15 hours No CYP3A4 induction/food effect A potential new gold standard treatment for uterine fibroids Reliable absorption Predictable exposure/effect with each dose Optimal balance for dosing and effectiveness Convenient once-daily dosing that fits into women’s busy lives Blood levels that last long enough to allow flexibility in dosing time “No hassle” administration profile Can be taken with or without food No relevant interactions with hormonal add-back therapy, oral iron, calcium or other common medications 1 2 3 Differentiated PK/PD profile

Uterine fibroids are ruining lives… …Yselty®, designed to treat more women Yselty® 200 mg once daily without ABT Yselty® 100 mg once daily without ABT Yselty® 200 mg once daily with concomitant ABT For short-term use (up to 6 months) when rapid reduction in fibroid and uterine volume is desired For long-term use for women with a contraindication to or who prefer to avoid ABT For long-term use for women for whom ABT is appropriate The hypothetical patients represented on this slide are for illustrative purposes only as no strength of linzagolix has been approved nor is there FDA-approved Prescribing Information to guide clinical decisions No two women are the same, but millions share a common problem: suffering the daily consequences of uterine fibroids

Up to 50% of US women suffering from uterine fibroids may have a contraindication to hormonal ABT* 0% 10% 20% 30% 40% 50% 60% Obesity (BMI ≥ 30) in women aged ≥20 Non-Hispanic Black Non-Hispanic White Severe obesity (BMI ≥40) in women aged ≥20 Smokers aged ≥18 Hypertension uncontrolled** Dyslipidemia Genetic risk factors for Venous thromboembolism Proportion of US population (%) Proportion of US population *US FDA elagolix PI, section 4. Contraindications and section 5.1. Warnings and precautions – thromboembolic disorders and vascular events ** Proportion of individuals with hypertension - Overall population Male vs Female: 47% vs 43% **Hales et al., Prevalence of obesity and severe obesity among adults: United States, 2017–2018. NCHS Data Brief, no 360 Current Cigarette Smoking Among Adults in the United States. Centers for Disease Control and Prevention https://www.cdc.gov/tobacco/data_statistics/fact_sheets/adult_data/cig_smoking/index.htm#nation ; https://www.cdc.gov/ 2018 Black women are overrepresented

Phase 3 registration studies ABT = Add Back Therapy (1mg estradiol + 0.5 mg norethindrone acetate) Primary efficacy endpoint: proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline 2 full menstrual cycles 24 weeks 28 weeks 24 weeks n = 103/102 n = 94/97 n = 107/101 n = 105/103 n = 102/98 100 mg + ABT 200 mg + ABT 24-Week Post Treatment Follow-up Double-Blind Treatment Double-Blind Treatment Placebo 200 mg + ABT 100 mg 100 mg 100 mg + ABT 200 mg + ABT Primary efficacy endpoint Key secondary endpoints, Safety P1/P2 Screening Patients in the studies received no Vitamin D or calcium supplementation Placebo (P1 only) 200 mg 200 mg + ABT PRIMROSE 1 (US) and PRIMROSE 2 (EU/US)

PRIMROSE 1 and 2 achieved primary endpoint for both doses *Proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline Error bars are 95% CI P=0.003 P<0.001 P<0.001 P<0.001 n=103 n=94 n=102 n=102 n=97 n=98 n=205 n=191 n=200 P<0.001 P<0.001 Responder* analysis at week 24

PRIMROSE 1 and 2 achieved sustained reduction in MBL *Proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline Responder* analysis at week 52

Significant pain reduction maintained at weeks 52 and 64 Pain assessed on Numerical Rating Scale: 0-10

LGX 200 mg without ABT significantly reduces uterine volume Substantial reduction compared to placebo & LGX 200 mg with ABT at Week 24

24-week efficacy data support Yselty® (linzagolix) as potential best-in-class GnRH antagonist Yselty® (Linzagolix) Elagolix Relugolix PRIMROSE 1 PRIMROSE 2 Pooled Analysis ELARIS 1 ELARIS 2 Pooled Analysis LIBERTY 1 LIBERTY 2 Pooled Analysis PRIMROSE 1 PRIMROSE 2 Pooled Analysis Dose Regimen 200mg + ABT Once daily 300 mg + ABT Twice daily 40mg + ABT Once daily Mean Age (y) 41.6 43.1 42.6 42.5 41.3 42.1 Baseline MBL (mL per cycle) 197 212 238 229 229 247 Responder* Rate (RR) (%) 75.5 93.9 84.7 68.5 76.5 72.2+ 73.4 71.2 72.3++ Amenorrhea Pain Fibroid Volume Uterine Volume Menstrual Blood Loss Anemia Quality of Life ü ü û û ü ü ü ü ü ü ü ü ü ü ü NR NR** NR** ü ü ü ü NR NR** NR** ü ü ü ü ü û ü ü ü ü ü ü û ü ü ü ü Caution advised when comparing across clinical trials. Below data are not head-to-head comparison, and no head-to-head trials have been completed, nor are underway Source: Company information Note: NR = Not reported. *Primary endpoint: Proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline ** P-value not reported + Simon et al, Obstet Gynecol 135, 1313-1326 2020 ++ Venturella R et al, ESHRE 2020 abstract.

Minimal BMD change with both doses, plateauing after week 24 Expected age-related BMD decline observed in placebo arm at Week 52

Bone mineral density – no change in z-scores Z-score compares BMD to the average values of a person of the same age and gender. A score < -2 is a sign of less bone mass than expected Expected age-related BMD decline observed in placebo arm at Week 52

Favorable tolerability profile Number (%) of women PRIMROSE 1 PRIMROSE 2 Placebo Yselty® 100 mg Yselty® 200 mg + ABT Yselty® 100 mg Yselty® 200 mg + ABT n=31 n=62 n=70 n=79 n=84 Subject with at least one TEAE 12 (38.7) 25 (40.3) 25 (35.7) 22 (27.8) 21 (25.0) TEAE leading to discontinuation 1 (3.2) 2 (3.2) 1 (1.4) 7 (8.9) 1 (1.2) SAE related to linzagolix 0 0 0 0 0 Occurrence after week 24 of most frequently reported AEs (> 5%) up to week 24 Hot flush 0 1 (1.6) 0 2 (2.5) 3 (3.6) Headache 1 (3.2) 3 (4.8) 0 1 (1.3) 1 (1.2) Anemia 1 (3.2) 0 0 2 (2.5) 1 (1.2) Summary of adverse events—week 24 to 52

ABT-containing regimens may be contraindicated in up to 50% of US women with uterine fibroids based on the elagolix US label* and analysis of CDC data** Designed to treat more women Potentially best-in-class ü Favorable tolerability profile ü Unique set of treatment options ü *US FDA elagolix PI, section 4. Contraindications and section 5.1. Warnings and precautions – thromboembolic disorders and vascular events ** Current Cigarette Smoking Among Adults in the United States. Centers for Disease Control and Prevention https://www.cdc.gov/tobacco/data_statistics/fact_sheets/adult_data/cig_smoking/index.htm#nation ; https://www.cdc.gov/2018 No safety signal of concern BMD remains within normal ranges during and after treatment Unique PD/PK Profile Efficacy sustained up to 52 weeks for all dose regimens Unique low dose option without ABT Significant uterine volume reduction for 200 mg without ABT Excellent clinical data driving differentiated profile

Endometriosis

An emotionally and physically painful condition

$22B/yr
total US costs

176 million
women worldwide suffer from endometriosis

60%+
of women feel symptoms by age 16

Quality of Life

premenopausal women may experience pelvic pain, pain during intercourse and defecation, infertility and emotional distress

Endometriosis affects up to

10%+ in the general population

50%+ in the fertile population

60%+ in patients with chronic pelvic pain

5 million
women in the US are treated annually for endometriosis



ObsEva

Cardozo et al., Am J Obstet Gynecol 2012; 2017; Stewart et al. NEJM, 2015; Flynn et al., Am J Obstet Gynecol 2006; Truven Health, Fibroid Foundation website

26

* Titration after 12 weeks based on E2 serum level at weeks 4 and 8 **BMD = bone mineral density 8-14 weeks 24 weeks 24 weeks 75 mg daily 100 mg daily 200 mg daily Placebo 50 mg daily 50 mg daily 50 mg daily 100 mg daily 200 mg daily Primary efficacy endpoint: VRS PAIN SCORE RESPONDER RATE Secondary endpoint: BMD** Lead-in Phase 2b EDELWEISS in endometriosis 75 mg daily* Titrated dose 50-100 mg Optional extension: 6M + 6M follow-up Enrollment 328 patients, ~65/arm 50 sites in US (n=177) 14 sites in EU (n= 151) Follow-up Patients were provided with Vitamin D and calcium

Phase 2b EDELWEISS in endometriosis Overall Pelvic Pain (%) ** * Potential point of differentiation as 75mg partial suppression dose is nearly as effective as 200mg full suppression dose *p value <0.05 **p value <0.01 ***p value <0.001 for linzagolix doses compared to placebo Dysmenorrhea (%) Non-menstrual Pelvic Pain (%) Responder (0-3 VRS) Responder (0-3 VRS) *** *** * Responder (0-3 VRS)

Phase 2b EDELWEISS in endometriosis Sustained improvement in overall endometriosis symptoms (PGIC)

Phase 2b EDELWEISS in endometriosis 75 mg effective without significantly affecting BMD Mean % change in BMD from baseline to 24 weeks (12 weeks for placebo)

Phase 3 endometriosis trial ABT: Add Back Therapy (estradiol + norethindrone acetate) 11±5 weeks 24 weeks 75 mg daily 200 mg daily + ABT Placebo 200 mg daily + ABT 75 mg daily 200 mg daily + ABT Co-Primary efficacy endpoint: DYS/NMPP Responder Analysis Lead-in 24 weeks treatment 24 weeks extension 75 mg daily Post Treatment Follow-up Patients are provided with Vitamin D and calcium EDELWEISS 3

Prostate cancer

The second most prevalent form of cancer in men and a leading cause of death due to cancer[1]

3.8%

Of all cancer deaths in men in 2018 due to prostate cancer[2]

1.3M

New cases of prostate cancer reported globally in 2018[3]

2X Mortality Rate

In African-American men compared to Caucasians; incidence rate of 158.3 new cases diagnosed per 100K African-American men[4]

~130K

Number of patients in the US treated with Lupron

$600M

Total US sales for GnRH agonists

Lupron was the biggest product in the US with nearly $350M in revenue

$2.1B

Total global prostate cancer market for GnRH agonists in 2020[5]

Or over half of the total global GnRH agonist market[6]



[1-4]. World J Oncol. 2019. 10; 63
[5]. IMS MIDAS data, monthly audit Dec 2020
[6]. Evaluate Pharma, aggregation of brokers forecast, 2020

32

Advanced prostate cancer opportunity 1 Albertsen et al., Eur Urol. 2014. 65; 565 Aims to reduce testosterone (T) to castration levels Current Standard of Care Injectable GnRH agonists (leuprolide) most commonly used but associated with initial T level spike that can worsen symptoms and delay recovery upon drug discontinuation Limitations Evidence from pooled analyses suggest lower cardiovascular risk with GnRH antagonists versus GnRH agonists1 Benefit of GnRH antagonists Once-daily oral drugs that can safely and effectively suppress T levels would represent a paradigm change in chronic treatment of the disease Paradigm Change Myovant’s relugolix (Orgovyx™) demonstrated superiority in Phase 3 versus Lupron and launched in January 2021 Superiority of relugolix

GnRH analogues in prostate cancer* *Phase 3 relugolix (HERO) results for leuprolide and Relugolix (Shore et al., NEJM. 2020; 382: 2187 -96 ; Degarelix package insert (PI) †Flare effect = initial spike in T levels upon treatment initiation due to initial activation of GnRH receptor ††Responder = Testosterone levels <50 ng/dL (i.e., castration) ‡MACE=major cardiovascular event after 48 weeks of treatment; KM analysis showed 54% lower risk in relugolix group vs leuprolide group §Degarelix PI: Day 3 and Day 14; sustained levels to Day 364 for 240/80mg dose; *rate of hot flush for leuprolide in Degarelix studies was 21% Profile Efficacy†† Safety GnRH analog Delivery Route Flare Effect† Castration on Day 4 (%) Castration on Day 15 (%) Sustained T Level to 48 Weeks (%) Sustained T Level to 48 Weeks (%) PSA Response at Day 15 (%) MACE‡ Overall/ Prior History (%) Injection Site Reaction (%) Hot Flush (%) GnRH Agonist Leuprolide Injection (Every 1-3 months) Yes 0 12 12 89 20 6.2/17.8 14 51.6 Degarelix§ Injection (Monthly) No 96 99 99 97 - - 40 26.0 Relugolix Oral No 56 99 99 97 79 2.9/3.6 n/a 54.3

ObsEva’s linzagolix could potentially challenge the current standard of care as the best-in-class oral GnRH antagonist for advanced prostate cancer 1 Shore et al., NEJM. 2020; 382:2187-96 Potentially best-in-class GnRH antagonist in uterine fibroids & endometriosis ObsEva exploring development of linzagolix in combination with estrogen for the treatment of advanced prostate cancer Potential improvement on GnRH antagonist-only regimen by further decreasing cardiovascular & bone loss risk, and mitigating hot flushes: Phase 3 results showed similar hot flush rates (>50%) for relugolix and leuprolide1 ObsEva has exclusive global rights (excluding Asia) to linzagolix for all indications

EBOPIPRANT Potential To Delay Preterm Birth To Improve Newborn Health And Reduce Medical Costs

Preterm birth is delivery before 37 weeks of pregnancy

Life altering & costly

$26B/yr
US economic burden

>1
In 10 babies are born preterm

1 million
preterm related deaths in 2015 WW[1]

LEADING
cause of death in children under age 5

Babies surviving early birth face greater likelihood of lifelong disabilities

Preterm birth, a costly burden per baby

$16.9B+ US infant medical costs

$195K+ average cost per US survivor infant born 24-26 weeks

$50K average US cost for a preterm infant



Obseva

WHO 'Born Too Soon: The Global Action Report on Preterm Birth' (2012); Kissin et al. NEJM, 2014
Behrman et al., National Academies Press, 2007
[1]WHO: 15 million babies born preterm each year worldwide, and number is rising.

37

Ebopiprant is designed to treat preterm labor (PTL) Treating Preterm Labor Preventing Preterm Labor Drug(s) No FDA–approved PTL treatment available in US Current treatment in US includes off-label use of non-selective prostaglandin (COX) inhibitors, Indomethacin, calcium channel blocker, beta-mimetics; all are associated with safety issues that limit use Atosiban (oxytocin receptor antagonist) approved in EU/some Asian countries Makena approved for prevention of PTL in women with history of preterm birth Not approved for treatment of PTL Potential withdrawal from US market after failed confirmatory trial Use Use in setting of active preterm labor and threatened premature delivery Use starts between 16 and 20 weeks of pregnancy

Ebopiprant: an advancement in treatment of preterm labor Potential to treat preterm labor with improved safety over non-selective COX *inhibitors (NSAIDS) ebopiprant Selectively blocks the PGF22a receptor *COX: cyclooxygenase Orally active, selective prostaglandin F2α (PGF2α) receptor antagonist

Ebopiprant is designed to delay delivery by at least 48 hours IC Short-term prolongation of pregnancy (at least 48 hours) provides a critical window for impact on neonatal outcomes: Allows full effect of corticosteroids on neonatal lung maturity Prematurity associated with respiratory complications due to insufficient lung maturation Corticosteroids used to speed up maturation process Maximum effect occurs ~48+ hours after administration Allows patient transfer to centers with NICU* *NICU=neonatal intensive care unit

Ebopiprant Phase 2a PROLONG study


Dosing period and FU visit
- Visits at site -
Maternal and neonatal FU
- Site visits or medical records -
Infant follow-up
- Non-interventional, no site visits -
Screening and day 1
End of treatment visit
Follow-up visit
D1
D2
D3
D7
D14
Delivery
Delivery +28 D
Term# +6 M
Term# +12 M
Term# +24 M
Expected Term
≤24h
ebopiprant or placebo
Atosiban
Hospitalization

Study design:
- Double-blind, randomized
- Atosiban + Ebopiprant vs
- Atosiban + Placebo

Endpoints:
- Incidence of delivery within 48 hours and 7 days of treatment
- Time to delivery and delivery prior to 37 weeks of gestation
- Maternal, fetal, neonatal safety

ObsEva

41

Ebopiprant Phase 2a PROLONG study Atosiban + Placebo Atosiban + Ebopiprant n=55 n=58 Mean age – years (SD) 29.6 (5.1) 29.7 (5.7) Race White – n (%) 39 (70.9%) 42 (72.4%) Asian – n (%) 16 (29.1%) 14 (24.1%) Mean (SD) gestational age – weeks 29 (3.0) 30.2 (2.6) 24 to 30 weeks – n (%) 23 (41.8%) 25 (43.1%) 30 to 34 weeks – n (%) 32 (58.2%) 33 (56.9%) Singleton – n (%) 41 (74.5%) 42 (72.4%) Twin – n (%) 14 (25.5%) 16 (27.6%) Demographics and baseline characteristics

Overall delivery rate within 48 hours reduced by >40% Percentage of women delivering within 48 hours

Singleton delivery rate within 48 hours reduced by >50% Percentage of women delivering within 48 hours

Reduced Singleton 24- to 30-week delivery rate within 7 days Percentage of women delivering within 7 days

Ebopiprant Maternal and neonatal safety Atosiban + Placebo Atosiban + Ebopiprant Maternal & Fetal AEs until 7 days post treatment – n (%) n=55 n=58 At least one TEAE 23 (41.8%) 24 (41.4%) SAEs 0 0 Most common (constipation) 4 (7.3%) 4 (6.9%) Neonatal AEs and prematurity related Events – n (%) n=69 n=72 At least one TEAE or prematurity related event 41 (59.4%) 44 (61.1%) SAEs 9 (13.0%) 10 (13.9%) Most common (neonatal jaundice) 28 (40.6%) 22 (30.6%) Neonatal outcomes – n (%) singletons n=41 n=40 Duration of hospitalization in days – mean (SD) 18.0 (25.8) 13.7 (16.5)

Ebopiprant Phase 2b dose ranging study Anticipated initiation Q4:21* Study Design: Global (EU and Asia) Dose escalating Double-blind, randomized Atosiban + Ebopiprant Atosiban + Placebo Key Eligibility Criteria: Single gestation 24-34 weeks Confirmed preterm labor No contraindication to tocolysis Endpoints: Optimal dose Incidence of delivery within 48 hours and 7 days of treatment Time to delivery and delivery prior to 37 weeks of gestation Maternal, fetal, neonatal safety *Discussions with FDA on requirements for US clinical development to occur in parallel

Ebopiprant development in the US FDA approved the beta-mimetic ritodrine (Yutopar) in 1980 Withdrawn from the market in 1995 due to cardiovascular complications No subsequent US approvals for PTL treatment Discussions with FDA regarding clinical development program will be required Currently engaging with US KOLs/advocacy groups Potential approaches include: Combination with non-registered standard of care Comparison with non-registered standard of care Open label single-arm study vs historical data Single Phase 3 study may be acceptable

Ebopiprant, a potential breakthrough for preterm labor Ebopiprant has demonstrated proof of concept in delaying preterm birth Enabling administration of critical drugs for neonatal protection Maternal, fetal and neonatal safety comparable to placebo Over 50% reduction of singleton delivery within 48 hrs ü Supports advancing ebopiprant into Phase 2b ü Phase 2b study will include higher doses to more fully define ebopiprant potential and the longer-term benefits for babies Favorable maternal, fetal and neonatal safety ü

Pursuing promising large indications for serious conditions that compromise women's reproductive health and beyond, with the potential to extend into other indications including prostate cancer Yselty® has potential best in class efficacy, a favorable tolerability profile, and unique flexible dosing options Ebopiprant, the only known product in development for preterm labor, has positive Phase 2a data that support a Phase 2b dose ranging study Business model built on strong global partnerships and collaborations Seasoned leadership team with a track record for success Investor highlights 1 2 3 4 5

Thank you